Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name Jurisdiction of Incorporation	Jurisdiction of Incorporation
Eco Wave Power Ltd.	Israel

Eco Wave Power Gibraltar Ltd.	Gibraltar

Eco Wave Power Mexico, SAPI de CV	Mexico

Eco Wave Power Manzanillo I, SAPI de CV	Mexico

EW Portugal – Wave Energy Solutions, Unipessoal Ida	Portugal

EWP EDF One Ltd.	Israel

Eco Wave Power Australia PTY Ltd.	Australia

Suzhou Eco Wave Power Technology Co. Ltd.	China